EXHIBIT A
to the Investment Advisory Agreement
     Williams Capital Management Trust
- Williams Capital Government Money Market Fund
- Williams Capital Government Money Market Fund II
- Williams Capital Liquid Assets Fund
- Williams Capital Treasury Inflation Protected Fund
- Williams Capital U.S. Treasury Fund
     The following provisions are hereby incorporated and made part of the Investment Advisory Agreement dated January 15, 2003 between Williams Capital Management Trust (the “Trust”) and Williams Capital Management, LLC (the “Investment Adviser”).
     For all services rendered by the Investment Adviser hereunder, the Trust, on behalf of each of the above-named Funds, shall pay to the Investment Adviser and the Investment Adviser agrees to accept as full compensation for all services rendered hereunder, an annual investment advisory fee equal to the following:
Williams Capital Government Money Market Fund
      0.12 of 1% of the average daily net assets of the Fund
Williams Capital Government Money Market Fund II
     0.12 of 1% of the average daily net assets of the Fund
Williams Capital Liquid Assets Fund
     0.12 of 1% of the average daily net assets of the Fund
Williams Capital Treasury Inflation Protected Fund
     0.25 of 1% of the average daily net assets of the Fund
Williams Capital U.S. Treasury Fund
     0.10 of 1% of the average daily net assets of the Fund
     The portion of the fees based upon the average daily net assets of each Fund shall be accrued daily at the rate of 1/365th of 0.12, 0.25 and 0.10, respectively, of 1% applied to the daily net assets of each Fund. The advisory fee so accrued shall be paid to the Investment Adviser monthly.
     If this Agreement becomes effective subsequent to the first day of a month or shall terminate before the last day of a month, compensation for that part of the month this Agreement is in effect shall be pro-rated in a manner consistent with the calculation of the fees as set forth above. Payment of the Investment Adviser’s compensation for the preceding month shall be made as promptly as possible after completion of the calculation of the fee as set forth above. During any period when the determination of net asset value is suspended by the Trustees, the average daily net asset value of a share as of the last day prior to such suspension shall for this purpose be deemed to be the average daily net asset value at the close of each succeeding day until it is again determined.

     In consideration of the mutual covenants set forth in the Investment Advisory Agreement dated January 15, 2003 between the Trust and the Investment Adviser, the Trust executes and delivers this Exhibit on behalf of the Funds set forth above.
     Witness the due execution hereof this 29th day of September, 2009.

Attest:	Williams Capital Management, LLC

	By:	/s/ Christopher Williams

Attest:	Williams Capital Management Trust

	By:	/s/ Dail St. Claire